Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 21, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 21, 2006, entitled "SALE OF STATOIL IRELAND TO TOPAZ ENERGY GROUP".

SALE OF STATOIL IRELAND TO TOPAZ ENERGY GROUP

Statoil (OSE: STL, NYSE: STO) announces that it has reached agreement on the terms of the sale of Statoil Ireland, its Irish downstream Retail and Commercial & Industrial business, to Topaz, a financial consortium lead by Ion Equity.

The two businesses are complementary with a strong strategic fit which will enhance service and value for customers.

Statoil will retain a presence on the island of Ireland through Statoil Exploration Limited.  In addition, Statoil will retain its 50% interest in LSS Limited, its joint venture in Derry, Northern Ireland and expects to continue to supply fuel to Statoil Ireland through Dublin and Derry.

Topaz is an established national forecourt retailer headquartered in Dublin, having acquired the Shell Ireland service station network in 2005. Topaz operates a network of over 150 service stations under the Shell brand and has a logistics business covering the whole of Ireland, including six oil importation terminals. Ion Equity is a leading Irish private equity and corporate finance firm.

Statoil and Topaz have agreed to make a capital contribution to the Statoil Ireland pension funds on completion of the transaction, which will provide additional security for past and present employees.

Completion of the sale is conditional upon approval by the Irish Competition Authority and is expected in Q3 2006.

Jacob Schram, senior vice president of Statoil Retail Europe said:

"Our retail operations in Ireland have been very successful since 1992. We are delighted to have reached agreement on attractive terms with Topaz. Given our strategic commitment to other markets, we believe Topaz is better placed to fulfil the potential of Statoil Ireland under new ownership. We are grateful for all the loyalty shown by Statoil Ireland’s employees during our ownership and wish them well for the future.”

Danny Murray, CEO of Topaz said:

“We are delighted to have reached agreement with Statoil on this transaction. We believe Statoil Ireland has a bright future and believe there is significant scope for combining the skills and best practices of each of Statoil Ireland and Topaz. We are committed to growing the combined business and to offering exciting opportunities for employees as we work together to take Statoil Ireland to the next stage of its development and enhance its market leading position.”

Merrill Lynch acted as financial adviser to Statoil on the sale of Statoil Ireland.

Statoil ASA

Cathrine Torp, vice president communications, Manufacturing & Marketing, tel: + 47 41 56 02 64

Lars Troen Sorensen, senior vice president, investor relations, tel: + 47 90 64 91 44

STATOIL ASA (Registrant)
Dated: June 21, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer